December 20, 2024

Lili Hu
Chief Financial Officer
Planet Green Holdings Corp.
130-30 31st Ave., Suite 512
Flushing, NY 11354

       Re: Planet Green Holdings Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed April 1, 2024
           File No. 001-34449
Dear Lili Hu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing